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	June 29, 2007	WRITER’S DIRECT LINE 414.297-5668 rryba@foley.com EMAIL
VIA EDGAR AND FEDERAL EXPRESS		CLIENT/MATTER NUMBER 043825-0138

Mr. David R. Humphrey
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561

Re:	Journal Communications, Inc. Form 10-K for the year ended December 31, 2006 File No. 001-31805

Dear Mr. Humphrey:

        On behalf of our client, Journal Communications, Inc., a Wisconsin corporation (the “Company”), set forth below is the Company’s supplemental response to our letter dated June 21, 2007 [which responded to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 7, 2007, with respect to the above-referenced filing].

        Regarding comment 3 of the Staff, the Company respectfully advises the Staff that in future filings, the Company will revise the last paragraph under the heading “Acquisition of Three Television Stations” in footnote 10 to read as follows:

Due to the length of time to complete the purchase price allocation for an acquisition of this size and complexity, as of year end 2005, we recorded a preliminary purchase price allocation. The final purchase price allocation was recorded in the first quarter of 2006. On March 27, 2007, upon approval by the Federal Communications Commission (FCC), we acquired the broadcast license for KMTV-TV in Omaha. The goodwill and the broadcast licenses, which we acquired, are not subject to amortization for financial reporting purposes. These intangible assets are, however, deductible for income tax purposes.

        The Company also respectively advises the Staff that language such as “with the assistance of independent, professional appraisers” in footnote 8 and elsewhere will also be deleted in future filings.

*    *    *    *

        If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297-5668 or Benjamin F. Garmer, III at (414) 297-5765.

BOSTON BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Mr. David R. Humphrey
June 29, 2007

Very truly yours, /s/ Russell E. Ryba Russell E. Ryba

Enclosures

cc:	Amy Geddes Securities and Exchange Commission Steven J. Smith Paul M. Bonaiuto Mary H. Leahy Journal Communications, Inc. Benjamin F. Garmer, III Jessica S. Allen Foley & Lardner LLP >